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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

                                   ---------------

                                     SCHEDULE 13D

                                METROGOLF INCORPORATED
                                   (Name of Issuer)

                         COMMON STOCK, NO PAR VALUE PER SHARE
                            (Title of Class of Securities)

                                     591-674-10
                    ----------------------------------------------
                                    (CUSIP Number)

                              PAMELA S. CHARLES, ESQ.
                           FAMILY GOLF ACQUISITION, INC.
                           C/O FAMILY GOLF CENTERS, INC.
                                225 BROADHOLLOW ROAD
                             MELVILLE, NEW YORK  11747
                             TELEPHONE:  (516) 694-1666

                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                     Copies to:
                               KENNETH R. KOCH, ESQ.
                    SQUADRON, ELLENOFF, PLESENT & SHEINFELD, LLP
                                  551 FIFTH AVENUE
                             NEW YORK, NEW YORK  10176
                             TELEPHONE:  (212) 661-6500

                           DECEMBER 23, 1997
                   ----------------------------------------------
              (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. / /




                                 (Page 1 of  9 Pages)

CUSIP NO.     591-674-10      13D  PAGE        2           OF    9       PAGES
------------------------                -----------------    ---------
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Family Golf Acquisition, Inc.               Employer Tax Id:  Applied For
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  /X/
                                                                      (b)  / /

-------------------------------------------------------------------------------

3    SEC USE ONLY
-------------------------------------------------------------------------------

4    SOURCE OF FUNDS*

     AF
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT      / /
     TO ITEM 2(d) or 2(e)

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Colorado
-------------------------------------------------------------------------------
               7    SOLE VOTING POWER
                         0
NUMBER OF      ----------------------------------------------------------------
SHARES         8    SHARED VOTING POWER
BENEFICIALLY             1,910,622  (See Item 5)
OWNED BY       ----------------------------------------------------------------
EACH           9    SOLE DISPOSITIVE POWER
REPORTING                0
PERSON WITH    ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                         1,910,622  (See Item 5)
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,910,622 (See Item 5)
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                  / /
-------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     33.8%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
-------------------------------------------------------------------------------

CUSIP NO.     591-674-10      13D     PAGE        3   OF      9           PAGES
------------------------                   ---------      ---------
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Family Golf Centers, Inc. Employer Tax Id:  11 322 3246
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  /X/
                                                                      (b)  / /

-------------------------------------------------------------------------------

3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT      / /
     TO ITEM 2(d) or 2(e)
-------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
               7    SOLE VOTING POWER
                         0
NUMBER OF      ----------------------------------------------------------------
SHARES         8    SHARED VOTING POWER
BENEFICIALLY             1,910,622  (See Item 5)
OWNED BY       ----------------------------------------------------------------
EACH           9    SOLE DISPOSITIVE POWER
REPORTING                0
PERSON WITH    ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                         1,910,622  (See Item 5)
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,910,622 (See Item 5)
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                  / /
-------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     33.8%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
-------------------------------------------------------------------------------

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                                                                     Page 4 of 9

     This Statement on Schedule 13D is filed as a result of the signing of an Agreement and Plan of Merger (the "Merger Agreement") dated as of December 23, 1997 among Family Golf Centers, Inc., a Delaware corporation ("Parent"), Family Golf Acquisitions, Inc., a Colorado corporation and a wholly-owned subsidiary of Parent ("Purchaser"), and MetroGolf Incorporated, a Colorado corporation (the
"Company").    In connection with the execution of the Merger Agreement, Parent agreed to loan the Company up to $500,000 evidenced by a convertible note (the "Note") and received a warrant (the "Warrant") to purchase up to 500,000 Shares (as defined below) for $1.00 per Share. Parent and Purchaser also entered into an agreement (the "Stockholders Agreement") with Charles D. Tourtellotte, a principal stockholder (the "Principal Stockholder") of the Company. A copy of the Stockholders Agreement is attached hereto as Exhibit 1. Pursuant to the Merger Agreement, among other things, Purchaser agreed to commence a cash tender offer (the "Offer") to purchase all outstanding shares of common stock, without par value per share, of the Company (the "Shares"), and Purchaser will be merged with and into the Company. Pursuant to the Stockholders Agreement, subject to certain conditions, the Principal Stockholder agreed to tender (and not to withdraw), pursuant to and in accordance with the terms of the Offer, all of the Shares beneficially owned by him (except for Shares underlying an option if such option is not exercised) and also granted Parent an option to purchase for $1.50 per Share, and a proxy as to, such Shares under certain circumstances. On December 31, 1997, Parent and Purchaser commenced the Offer by, among other things, disseminating to the stockholders of the Company an Offer to Purchase all outstanding Shares at $1.50 net per share (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit 2.

ITEM 1.   SECURITY AND ISSUER

     This Statement relates to the Shares. The address of the Company's principal executive offices is 1999 Broadway, Suite 2435, Denver, CO 80202.

ITEM 2.  IDENTITY AND BACKGROUND

     Pursuant to Rule 13d-1(f)(1) of the Rules and Regulations of the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby filed this
Schedule 13D Statement on behalf of Family Golf Acquisition, Inc. and Family Golf Centers, Inc. (collectively, the "Reporting Persons").

     The Reporting Persons may be deemed to constitute a "group" for the purpose of this Statement. A copy of the Joint Filing Agreement among the Reporting Persons is filed herewith as Exhibit 3.

     The information set forth in the Introduction, in Section 8-- "Certain Information Concerning Purchaser and Parent" and in Schedule I and II to the Offer to Purchase is incorporated herein by reference.

     Family Golf Acquisition, Inc. is a newly-formed Delaware corporation and wholly-owned subsidiary of Family Golf Centers, Inc. To date, Family Golf Acquisition, Inc. has not conducted any business other than in connection with the Offer. The principal executive offices of Family Golf Acquisition, Inc. are located at c/o Family Golf Centers, Inc. 225 Broadhollow Road, Melville, New York 10176.

     Family Golf Centers, Inc. is a Delaware corporation, the principal business of which is to be a leading consolidator and operator of golf centers in the United States. It also operates ice rinks and a "Family Sports Supercenter" which includes a golf center, a golf course and an ice rink, in addition to bowling lanes and a related pro shop, children's rides, a video and virtual reality games and conference centers and related facilities.

     (d) None of the entities identified in this Item 2 has, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction a result of such proceeding was or is subject to a judgment, or final order enjoining future violations of, or prohibiting or mandating activities to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


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                                                                     Page 5 of 9

     The information set forth in Section 9-- "Sources and Amounts of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION

     (a)-(j) The information set forth in the Introduction, in Section 11-- "The Offer and Merger; Merger Agreement and Related Agreements," in Section 12-- "Purpose of the Offer and Merger; Plans for the Company" and in Section 13-- "Effect of the Offer on the Market for the Shares; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The Information set forth in the Introduction, in Section 8-- "Certain Information Concerning Purchaser and Parent," and in Section 11-- "The Offer and Merger; Merger Agreement and Related Agreements" of the Offer to Purchase is incorporated herein by reference. There have been no other transactions in the past 60 days in Shares by Parent or Purchaser. As of December 23, 1997, the Reporting Persons may each be deemed to own beneficially 1,910,622 Shares, which represent approximately 33.8% of the Shares of the Company and which includes a warrant, expiring June 30, 1999, to purchase 500,000 Shares at $1.00 per Share, up to 500,000 Shares underlying a convertible note in the principal amount of up to $500,000, and 910,622 Shares (including 225,000 Shares underlying options) as to which the Principal Stockholder has entered into the Stockholders Agreement.

     (b) Each of the Reporting Persons identified in Item 2(a) collectively share voting power and dispositive power of 1,910,622 Shares.

     (c)-(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The information set forth in the Introduction, in Section 8-- "Certain Information Concerning Purchaser and Parent," in Section 10 "Background of the Offer; Contracts with the Company," in Section 11-- "The Offer and Merger; Merger Agreement and Related Agreements," and in Section 14-- "Extension of Tender Period; Amendment; Termination" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     1. Stockholders Agreement dated as of December 23, 1997, among Charles D. Tourtellotte, Parent and Purchaser (incorporate by reference to Exhibit (c)(2) of the Schedule 14D-1 Tender Offer Statement filed by Purchaser and Parent with the Commission on December 31, 1997).

     2.   Offer to Purchase, dated December 30, 1997   (incorporated by
          reference to Exhibit (a)(1) of the Schedule 14D-1 Tender Offer Statement filed by Purchaser and Parent with the Commission on December 31, 1997).

     3. Joint Filing Agreement, dated January 2, 1997, by and among the Reporting Persons.

     4. Agreement and Plan of Merger dated as of December 23, 1997 by and among Purchaser, Parent and the Company (incorporated by reference to Exhibit (c)(1) of the Schedule 14D-1 Tender Offer Statement filed by Purchaser and Parent with the Commission on December 31, 1997).

     5. Option Agreement dated December 23, 1997 among the Company, Parent and Purchaser (incorporated by reference to Exhibit (c)(3) of the Schedule 14D-1 Tender Offer Statement filed by Purchaser and Parent with the Commission on December 31, 1997).

     6. Consolidated Secured Convertible Promissory Note dated as of December 23, 1997 by the Company in the among of $500,000 (incorporated by reference to Exhibit (c)(4) of the Schedule 14D-1 Tender Offer Statement filed by Purchaser and Parent with the Commission on December 31, 1997).

     7. First Amended Pledge and Security Agreement dated as of December 23, 1997, by the Company and Parent

          (incorporated by reference to Exhibit (c)(5) of the Schedule 14D-1 Tender Offer Statement filed by Purchaser and Parent with the Commission on December 31, 1997).

     8. Share Purchase Warrant to purchaser 500,000 Shares (incorporated by reference to Exhibit (c)(6) of the Schedule 14D-1 Tender Offer Statement filed by Purchaser and Parent with the Commission on December 31, 1997).

                                      SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 2, 1998

                                   FAMILY GOLF ACQUISITION, INC.

                              By :  /S/ ROBERT J. KRAUSE
                                   ------------------------------------------
                                        Name: Robert J. Krause
                                        Title: Chief Executive Officer


                              FAMILY GOLF CENTERS, INC.

                              By :  /S/ DOMINIC CHANG
                                   ------------------------------------------
                                        Name:  Dominic Chang
                                        Title:  President

                                    EXHIBIT INDEX


EXHIBIT  DESCRIPTION
-------  ----------------------------------------------------------------------

1. Stockholders Agreement dated as of December 23, 1997, among Charles D. Tourtellotte, Parent and Purchaser (incorporate by reference to Exhibit
         (c)(2) of the Schedule 14D-1 Tender Offer Statement filed by Purchaser and Parent with the Commission on December 31, 1997).

2. Offer to Purchase, dated December 30, 1997 (incorporated by reference to Exhibit (a)(1) of the Schedule 14D-1 Tender Offer Statement filed by Purchaser and Parent with the Commission on December 31, 1997).

3. Joint Filing Agreement, dated January 2, 1997, by and among the Reporting Persons.

4. Agreement and Plan of Merger dated as of December 23, 1997 by and among Purchaser, Parent and the Company (incorporated by reference to Exhibit
         (c)(1) of the Schedule 14D-1 Tender Offer Statement filed by Purchaser and Parent with the Commission on December 31, 1997).

5. Option Agreement dated December 23, 1997 among the Company, Parent and Purchaser (incorporated by reference to Exhibit (c)(3) of the Schedule 14D-1 Tender Offer Statement filed by Purchaser and Parent with the Commission on December 31, 1997).

6. Consolidated Secured Convertible Promissory Note dated as of December 23, 1997 by the Company in the among of $500,000 (incorporated by reference to Exhibit (c)(4) of the Schedule 14D-1 Tender Offer Statement filed by Purchaser and Parent with the Commission on December 31, 1997).

7. First Amended Pledge and Security Agreement dated as of December 23, 1997, by the Company and Parent (incorporated by reference to Exhibit
         (c)(5) of the Schedule 14D-1 Tender Offer Statement filed by Purchaser and Parent with the Commission on December 31, 1997).

8. Share Purchase Warrant to purchaser 500,000 Shares (incorporated by reference to Exhibit (c)(6) of the Schedule 14D-1 Tender Offer Statement filed by Purchaser and Parent with the Commission on December 31, 1997).

                               JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Statement on Schedule 13D (including all further amendments thereto) with respect to the common stock, no par value per share, of MetroGolf Incorporated, a Colorado corporation.

Dated:  January 2, 1997

                              FAMILY GOLF ACQUISITION, INC.

                              By :  /S/ ROBERT J. KRAUSE
                                   -------------------------------------------
                                        Name: Robert J. Krause
                                        Title: Chief Executive Officer


                              FAMILY GOLF CENTERS, INC.

                              By :  /S/ DOMINIC CHANG
                                   -------------------------------------------
                                        Name:  Dominic Chang
                                        Title:  President